HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.                ________         Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 2, 2008

Sebastian Gomez Abero
Securities and Exchange Commission
Mail Stop 6010
100 F Street, NE
Washington, DC 20549

      Re:   Cel-Sci Corporation
            Form S-3

      This office represents Cel-Sci Corporation (the "Company"). Amendment #1 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated June 19, 2008. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The number under the "Page Number" column indicates the page number in the registration statement where the response to the comment can be found.

                                                                        Page

1.    The cover page has been revised.                               Cover page

2.    The Company's December 31, 2007 10-Q has been added to the         18
      documents incorporated by reference.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                          Very Truly Yours,

                                          HART & TRINEN, L.L.P.

                                               /s/ William T. Hart
                                          By
                                                William T. Hart

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